

November 12, 2014

<u>Via E-mail</u>
Ralph W. Castner
Executive Vice President and Chief Financial Officer
Cabela's Incorporated
One Cabela Drive
Sidney, Nebraska 69160

> **Re:** **Cabela's Incorporated**
> **Form 10-K for the Fiscal Year Ended December 28, 2013**
> **Filed February 21, 2014**
> **File No. 1-32227**

Dear Mr. Castner:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 28, 2013

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, page 28

Merchandise Gross Profit, page 39

1. We note you list several reasons for the increase in your merchandise gross profit as a percentage of merchandise sales in fiscal 2013. We remind you that the principal objectives of MD&A include providing readers with a view of the company through the eyes of management. To make this discussion meaningful, you should generally quantify those qualitative factors which impacted your results of operations and explain why these factors drove your results. See Section III.B.1 of SEC Release No. 33-8350 and Part III.A of SEC Release No. 33-6835. For example, if price optimization is a key factor that

impacted your period to period results, we would generally expect you to quantify how price optimization impacted your gross profit for each period presented along with the other relevant qualitative factors. After reviewing the Releases cited above and with a view towards transparency, please explain to us how your current disclosure meets these principal objectives of MD&A.

14. Impairment and Restructuring Charges, page 88

Retail Store Properties, page 88

2. We note that you included the "legal fees and other costs" associated with the recognition of the liability as of December 28, 2013 as an increase to the carrying value of the property. Please quantify for us the amount of those legal fees and other costs.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief